Exhibit 99.1

Guardforce AI Has Secured a Three-Year Contract with a Leading Japanese Retailer for its End-to-End Cash Management Solution Including Guardforce Digital Machine in Thailand

NEW YORK, NY / October 17, 2023 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security provider specializing in secured logistics, Artificial Intelligence (AI) and Robot-as-a-Service (“RaaS”), today announced that its subsidiary, Guardforce Cash Solutions Security (Thailand) Company Limited (“GFCS”), has secured a three-year contract with a leading Japanese retailer that was a pre-existing client (“Client”) for its end-to-end cash management solutions, further strengthening the Company’s leading position in Thailand.

The end-to-end cash management solution in this contract renewal includes Guardforce Digital Machine (“GDM”), Cash-in-Transit, Cash Processing Centre, and Change Fund services across four locations in Bangkok, Thailand.

GDM, the newly added service in this contract, enhances the Client’s safety through a security system that protects against potential fraud or theft. GDM eliminates the need for staff to count cash by hand, thereby decreasing cash-counting errors and enhancing efficiency. The Client can also generate revenue reports at any time and from anywhere.

Kee Yun (Tommy) Kwan, Chief Operating Officer of Guardforce AI, stated, “We appreciate our client’s support over the few past years. Retail clients are one of our prime customers for our secured logistics solution since retail clients have a relatively large demand for cash processing and require quick and accurate cash counting and trackable digital records. We’re the only company in Thailand that provides complete end-to-end cash management solutions, and this contract further strengthens our footprint in Thailand. By maintaining solid relationships with our clients, it allows us to cross-sell additional products such as robotics and other security services.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ: GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding to integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com